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03013651

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52728

SEC MAIL PROCESSING RECEIVED MAR 0 3 2003 WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RDM INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1555 POST ROAD EAST
(No. and Street)

WESTPORT (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KEN GEORGE (603) 380 - 5435
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER, LLP
(Name – *if individual, state last, first, middle name*)

1 BATTERY PARK PLAZA (Address) NEW YORK (City) NY (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RONALD WEINER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RDM INVESTMENT SERVICES, INC., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Subscribed and Sworn to before me, a Notary Public, in and for County of Fairfield and State of Connecticut, this 13th day of February 19 2003

Notary Public

Notary Public

ROBERT J. READY
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2007

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RDM Investment Services, Inc.

Statement of Financial Condition and Independent Auditor's Report

December 31, 2002

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent auditor's report

The Shareholder
RDM Investment Services, Inc.
Westport, Connecticut

We have audited the statement of financial condition of RDM Investment Services, Inc., as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United Sates of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of RDM Investment Services, Inc., as of December 31, 2002, in conformity with accounting principles generally accepted in the United Sates of America.

New York, New York
January 28, 2003

Kaufmann Gallucci & Grumer LLP

RDM Investment Services, Inc.

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$268,311
Commissions receivable	25,030
Deposits at clearing broker	50,000
Other assets	11,959
Total assets	$355,300

Liabilities and Shareholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 6,911
Due to affiliate	24,849
Total liabilities	31,760
Commitments	
Shareholder's equity	323,540
Total liabilities and shareholder's equity	$355,300

The accompanying notes are an integral part of this statement of financial condition.

RDM Investment Services, Inc.

Notes to the statement of financial condition

December 31, 2002

Note 1. Organization and net capital

RDM Investment Services, Inc. (the "Company") was incorporated in 2000 in the state of Connecticut. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company is also a member of the National Association of Securities Dealers, Inc. ("NASD"). As more fully described in notes three and five, the Company executes orders for a registered investment advisor (the "RIA") on behalf of that advisor's customers on a fully disclosed basis. The RIA is an affiliate.

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires that the Company maintain minimum net capital, as defined, of $50,000 or one-fifteenth of aggregate indebtedness, whichever is greater. Net capital and aggregate indebtedness change from day to day. As of December 31, 2002, the Company's net capital exceeded this requirement by approximately $257,000.

Note 2. Significant accounting policies

For financial reporting purposes, management considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2002, the Company maintained approximately $230,000 at one financial institution. This balance is insured by the Federal Deposit Insurance Corporation up to $100,000. The remainder of cash equivalents are in money market accounts maintained at the clearing broker.

Commission income and securities transactions are recorded on a trade date basis.

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 3. Brokerage activities

The Company acts on behalf of its customers to arrange for the purchases and sales of securities. The Company is exposed to losses if such customers do not satisfy their responsibilities for these trades. The Company seeks to control these risks by monitoring the activities of these customers. Transactions for the Company's customers are generally cleared through and carried by a carrying broker-dealer (a "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2002, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

Note 4. Income taxes

The parent company has elected that the Company shall be treated as a "Qualified Subchapter S Subsidiary" under the Internal Revenue Code. The Internal Revenue Service notified the parent company that the election was accepted, effective January 1, 2001. As a wholly owned and qualified subsidiary of an S corporation the Company is not liable for federal income taxes for operating income.

The Company's assets, liabilities and items of income, deduction and credit are treated as those of the S corporation parent.

Note 5. Related party transactions

RDM Investment Services, Inc. has agreed to reimburse its parent company for support services that are provided to the Company. The reimbursement is calculated at 75% of income before the support service expense.

An affiliate of the Company is also a registered with the Securities and Exchange Commission as an investment adviser. A large percentage of the Company's trades are executed on behalf of customers of this RIA on a fully disclosed basis, though a clearing broker.